

Coral Smart Pool, Inc. (the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2023 & 2022

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Coral Smart Pool, Inc. Management

We have reviewed the accompanying financial statements of Coral Smart Pool, Inc. (the Company) which comprise the consolidated statements of financial position as of December 31, 2023 & 2022 and the related consolidated statements of operations, consolidated statements of changes in shareholders' equity, and consolidated statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
February 21, 2025

CORAL SMART POOL, INC.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Year Ended December 31, 2023	August 30, 2021* through December 31, 2022
ASSETS		
Current Assets:		
Cash and cash equivalents	207,153	863,400
Restricted cash	-	17,126
Accounts Receivable	40,280	-
Inventory	87,972	-
Other receivables	23,764	119,440
Total Current Assets	359,169	999,966
Non-Current Assets:		
Intangible assets, net	1,097,710	1,280,662
Operating lease right-of-use assets	52,745	41,330
Property and equipment, net	4,388	3,284
Total Non-Current Assets	1,154,843	1,325,276
TOTAL ASSETS	1,514,013	2,325,241
LIABILITIES AND EQUITY		
Current Liabilities:		
Trade payables	48,256	24,278
Other accounts payables	120,145	139,276
Operating lease liabilities, current	58,987	40,192
Total Current Liabilities	227,389	203,746
Non-Current Liabilities:		
SAFE Notes	1,593,249	968,000
Total Non-Current Liabilities	1,593,249	968,000
TOTAL LIABILITIES	1,820,637	1,171,746
EQUITY		
Common Stock	74	74
Preferred Stock	218	218
Additional paid-in capital	3,423,785	3,423,785
Accumulated deficit	(3,730,702)	(2,270,581)
TOTAL EQUITY	(306,625)	1,153,496
TOTAL LIABILITIES AND EQUITY	1,514,013	2,325,242

*Date of Inception

See Accompanying Notes to these Unaudited Financial Statements

CORAL SMART POOL, INC.
CONSOLIDATED STATEMENT OF OPERATIONS

	Year Ended December 31, 2023	August 30, 2021* through December 31, 2022
Revenues		
Revenue	533,597	-
Cost of Revenue	(438,786)	-
Gross Profit	94,811	-
Operating Expenses		
Research and development	646,417	1,404,574
Sales and marketing	136,517	116,943
General and administrative	698,395	795,935
Total Operating Expenses	**1,481,329**	**2,317,451**
Total Loss from Operations	**(1,386,518)**	**(2,317,451)**
Other (Expense)		
Other Income (Expense)	(61,802)	46,870
Total Other Income (Expense)	**(61,802)**	**46,870**
Net Income (Loss)	**(1,448,320)**	**(2,270,581)**
Income Tax	(11,800)	-
Net Income (Loss)	**(1,460,121)**	**(2,270,581)**

*Date of Inception

See Accompanying Notes to these Unaudited Financial Statements

CORAL SMART POOL, INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Preferred Stock		APIC	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount	# of Shares	$ Amount			
Balance as of August 30, 2021*	-	-	-	-	-	-	-
Issuance of Common Stock	73,694	74			2,561,358		2,561,432
Issuance of Preferred Stock	-	-	218,431	218	862,426	-	862,645
Net income (loss)	-	-	-	-	-	(2,270,581)	(2,270,581)
Ending balance at 12/31/22	73,694	74	218,431	218	3,423,784	(2,270,581)	1,153,496
Net income (loss)	-	-	-	-	-	(1,460,121)	(1,460,121)
Ending balance at 12/31/23	73,694	74	218,431	218	3,423,784	(3,730,702)	(306,625)

*Date of Inception

See Accompanying Notes to these Unaudited Financial Statements

CORAL SMART POOL, INC.
STATEMENT OF CASH FLOWS

	Year Ended December 31, 2023	August 30, 2021* through December 31, 2022
OPERATING ACTIVITIES		
Net Income (Loss)	(1,460,121)	(2,270,581)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation and Amortization	230,316	183,966
Accounts Receivable	(40,280)	-
Inventory	(87,972)	-
Other receivables	95,676	(119,440)
Trade payables	23,978	24,278
Other accounts payables	(19,131)	139,276
Operating lease right-of-use assets	(57,162)	(41,330)
Operating lease liabilities, current	18,795	40,192
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	164,220	226,942
Net Cash provided by (used in) Operating Activities	(1,295,901)	(2,043,639)
INVESTING ACTIVITIES	-	-
Intangible assets, net	-	(1,463,614)
Property and equipment, net	(2,721)	(4,297)
Net Cash provided by (used in) Investing Activities	(2,721)	(1,467,911)
FINANCING ACTIVITIES		
SAFE Notes	625,249	968,000
Common Stock	-	74
Preferred Stock	(0)	218
Additional paid-in capital	0	3,423,785
Net Cash provided by (used in) Financing Activities	625,249	4,392,077
Cash at the beginning of period	880,526	-
Net Cash increase (decrease) for period	(673,374)	880,526
Cash at end of period	207,153	880,526

*Date of Inception

See Accompanying Notes to these Unaudited Financial Statements

Coral Smart Pool, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Coral Smart Pool, Inc ("the Company") was formed in Delaware on August 30, 2021. The Company develops and sells computer vision and machine learning technology for monitoring pool activity, offering intelligent, intuitive, consumer-friendly solutions for residential and commercial pools. On October 4, 2021, the Company established Coral Smart Pool Ltd., a wholly-owned subsidiary in Israel. The Company sells products directly to consumers online, while the Israeli subsidiary distributes to European and Asian markets.

The Company will conduct a crowdfunding campaign under Regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

The financial statements as of December 31, 2022, included activities from inception (August 30, 2021) through December 31, 2022. The Activity for 2021 consisted of ~$100,000 of payroll and formation costs.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiary, Coral Smart Pool, Ltd., an Israeli entity formed on August 4, 2021. All significant intercompany transactions are eliminated.

Basis of Consolidation – Foreign Operations

The financials of the Company include its wholly-owned subsidiary, Coral Smart Pool, Ltd., an entity operating out of Israel. All significant intercompany transactions are eliminated. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates. During 2023 and 2022, the Company reported ($1,439,167) and ($2,275,794), respectively, in earnings/(losses) from foreign subsidiaries. Net assets of foreign operations were $1,355,172 and $1,549,982 at December 31, 2023 and 2022, respectively.

Foreign Currency Translation

The functional currencies of the Company's foreign operations are the local currencies. The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. Accumulated net translation adjustments have been reported separately in other comprehensive losses in the consolidated financial statements. Foreign currency translation adjustments resulted in gains of $659 and $162 in 2023 and 2022, respectively. Foreign currency transaction gains (losses) resulting from exchange rate fluctuations on transactions denominated in a currency other than the functional currency totaled approximately $0 in 2022 and 2022, and are included in other expenses in the accompanying consolidated statements of operations.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2023	2022
Office Furniture and Equipment	7	7,019	4,297
Less: Accumulated Depreciation		(2,631)	(1,013)
Totals		**4,388**	**3,284**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues through product sales of computer vision and machine learning technology for monitoring pool activity in residential and commercial pools. The Company's payments are generally collected at time of delivery. In some cases, a 50% deposit is required with the purchase order, with the remaining 50% due upon delivery. Lead times typically range from one to ten weeks. The Company's primary performance obligation is to deliver a functional product and ensure its safe shipment to the customers.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of executive wages, rent, office space, maintenance, depreciation and amortization expenses, legal and professional and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Operating Lease

The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases.

On December 19, 2021, the Company entered into two separate operating lease agreements in Israel. The first lease had a twenty-two-month term, which ended in October 2023. The second lease had a sixteen-month term, which ended in April 2023.

On October 25, 2023, the Company entered into two separate operating agreements in Israel. The first lease has a twenty-four-month term, which commenced on November 1, 2023. The second lease also has a twenty-four-month term, which began on the same date.

	Year Ending 2023-12
Lease expense	
Operating lease expense	38,664
Total	38,664
Other Information	
Operating cash flows from operating leases	38,664
Weighted-average remaining lease term in years for operating leases	0.9
Weighted-average discount rate for operating leases	0.32%
Maturity Analysis	**Operating**
2024-12	58,987
Total undiscounted cash flows	58,987
Less: present value discount	-
Total lease liabilities	58,987

NOTE 5 – LIABILITIES AND DEBT

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2023 and 2022, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 75%-80% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $8.0M – 18.5M.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2023			For the Year Ended December 2022		
				Current Portion	Non-Current Portion	Total Debt	Current Portion	Non-Current Portion	Total Debt
SAFE Notes	1,593,249	-	-	-	1,593,249	1,593,249	-	968,000	968,000
Total				-	1,593,249	1,593,249	-	968,000	968,000

NOTE 6 – EQUITY

The Company is authorized to issue a total of 1,000,000 shares, of which 710,184 shares are Common Stock, each with a par value of $0.001 per share. As of 2023 and 2022, 73,694 Common Stock were issued and outstanding.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company is also authorized to issue 289,816 shares of Preferred Stock, with a par value of $0.001 per share. As of 2023 and 2022, 218,431 Preferred Stock were issued and outstanding.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of shares of Series A Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend on the Common Stock of this corporation. As of December 31, 2023, no dividends had been declared.

Conversion: Each share of Series A Preferred Stock shall automatically be converted into shares of Common Stock at the Conversion Price at the time in effect for such Series A Preferred Stock immediately upon the earlier of (i) this corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 or other appropriate form under the Securities Act of 1933, as amended, the public offering price of which was not less than $117.3 per share (as adjusted for any stock splits, stock dividends, recapitalizations or the like) and $ 20,000,000 in the aggregate or (ii) the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Series A Preferred Stock.

Liquidation preference: In the event of any liquidation, dissolution or winding up of this corporation, either voluntary or involuntary, subject to the rights of a series of Preferred Stock that may from time to time come into existence, the holders of Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of this corporation to the holders of Common Stock.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 21, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.